News Release
Suite 1000, 205 Ninth Ave. S.E. Calgary, Alberta T2G 0R4 Website: www.fording.ca

For Immediate Release

ELK VALLEY COAL ANNOUNCES 10-YEAR SALES AGREEMENT
WITH JFE STEEL CORPORATION

Annual Sales Volume to Increase 39% from Current Level

CALGARY, October 24, 2005 – Fording Canadian Coal Trust (TSX: FDG.UN, NYSE: FDG) and Teck Cominco Limited (TSX: TEK.A, TEK.B) today announced that Elk Valley Coal and JFE Steel Corporation of Japan have entered into a strategic collaborative relationship that seeks stable sales and supply of Elk Valley Coal hard coking coal. Based on this strategic relationship, Elk Valley Coal and JFE have signed a letter of intent that calls for the execution of a 10-year sales contract for the sale and purchase of 2.5 million tonnes per annum of metallurgical coal from the 2006 to and including the 2015 coal contract years. Coal sales volumes under the proposed contract increase Elk Valley Coal’s anticipated annual shipments to the JFE by 39% over the 2005 coal year sales level. This contract represents an aggregate of 25 million tonnes over the 10-year term.

"We are very pleased to be strengthening our relationship with JFE Steel through this agreement,” said Jim Popowich, President of Fording and President & Chief Executive Officer of Elk Valley Coal. “The long-term nature of the agreement brings significant value to Elk Valley Coal and the unitholders of Fording Canadian Coal Trust as it helps stabilize coal sales volumes going forward.”

These agreements are subject to finalization of a detailed sales contract and a letter of intent concerning future cooperation, which is expected to be completed by December 2005.

About Fording

Fording Canadian Coal Trust is an open-ended mutual fund trust. Through investments in metallurgical coal and industrial minerals mining and processing operations, the Trust makes quarterly cash distributions to unitholders. The Trust, through its subsidiaries, holds a 60% interest in the Elk Valley Coal Partnership and is the world's largest producer of the industrial mineral wollastonite. Elk Valley Coal Partnership, comprised of Canada's senior metallurgical coal mining properties, is the world's second largest exporter of metallurgical coal, supplying high-quality coal products to the international steel industry. The Trust’s shares are traded on the Toronto Stock Exchange under the ticker symbol FDG.UN and on the New York Stock Exchange under the symbol FDG.

Forward-looking Information

Certain information included in this document is of a forward-looking nature. Forward-looking information is subject to known and unknown risks, as well as uncertainties and other factors. Accordingly, actual results may differ materially from those expressed or implied in forward-looking information. Some of the risks, uncertainties and other factors affecting Fording Canadian Coal Trust are discussed in our public filings with the securities regulatory authorities in Canada and the United States. Copies of Fording Canadian Coal Trust’s Canadian filings, including our most recent management information circular, annual information form, annual report, quarterly reports, material change reports and news releases, are available online at www.sedar.com, and copies of our U.S. filings, including our most recent annual report on Form 40-F as supplemented by filings on Form 6-K, are available at www.sec.gov. Information in this document is presented as of October 24, 2005 and is subject to change after this date. However, Fording Canadian Coal Trust disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For further information contact:

Susan J. Soprovich

Catherine Hart

Director, Investor Relations

Investor Relations Analyst

403-260-9834

403-260-9817

Email: investors@fording.ca

Website: www.fording.ca